

May 27, 2010

By U.S. Mail and facsimile to (612) 303-0838

Mr. Andrew Cecere
Chief Financial Officer
U.S. Bancorp
800 Nicollet Mall
Minneapolis, MN 55402

       RE: **U.S. Bancorp**
              Form 10-K for Fiscal Year Ended December 31, 2009
              Form 10-Q for the Fiscal Quarter Ended March 31, 2010
              File No. 001-06880

Dear Mr. Cecere:

     We have reviewed your response dated May 18, 2010 to our comment letter dated May 6, 2010. Please provide us with the following additional information:

              *   *   *   *   *

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Corporate Risk Profile

Restructured Loans Accruing Interest, page 41

1. We note your response to comment two of our letter dated May 6, 2010. In your response you stated that you do not consider modifications that are less than 12 months in duration to be troubled debt restructurings as you consider these modifications to represent an insignificant delay in payment. Please provide us with the following as it relates to these short term modifications:

- Provide us with more detailed information about the types of short-term modifications that you perform and specifically discuss whether these modifications were made on the basis of credit issues (e.g. temporary hardship concessions);
- Compare and contrast the circumstances under which you would consider the modifications to be temporary or permanent in nature and whether these would be classified as troubled debt restructurings;
- Provide us with a thorough analysis explaining your rationale for concluding that short term (or temporary) modifications should not be classified as troubled debt restructurings, including a discussion of how you determined that extensions or deferrals of up to 12 months in duration represented insignificant payment delays;
- Explain whether any loan would revert back to its original terms during a temporary modification period if consecutive late payments are made or if other terms of the modified agreement are violated;
- Describe whether these loans are included in your ASC 450-20 (SFAS 5) or ASC 310-10 (SFAS 114) impairment analysis. If changes in terms, payments or classification impact either of these analyses, please explain how and when these calculations would be impacted; and
- Quantify the amount of loans modified during each reporting period that were not classified as troubled debt restructurings based on your conclusion that the short term nature of the modification represented an insignificant payment delay.

Notes to the Financial Statements

Note 6 – Loans and Allowance for Credit Losses, page 86

2. We note your response to comment eight of our letter dated May 6, 2010. We continue to believe that there is no basis in GAAP or SEC staff guidance for determining the allowance for loan losses net of expected reimbursements from the FDIC as the loss sharing agreements are legally separate from the covered loans and therefore no right of offset exists. However, we would not object to the recognition of expected reimbursements from the FDIC as a reduction in the related provision for loan losses as long as there is transparent disclosure about the effects of the loss sharing agreements on the provision. Given that your covered assets have not experienced significant credit quality deterioration since acquisition, we will not require you to revise your current presentation. However, please revise your future filings to appropriately present your allowance for loan losses on a gross basis (i.e. without consideration of expected reimbursements from the FDIC).

3. As a related matter, to provide greater transparency, in future filings please consider presenting your expected reimbursements from the FDIC as a separate asset outside of your loan portfolio.

      You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3426 if you any questions.

                              Sincerely,

                              Angela Connell
                              Staff Accountant